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                                October 3, 2000



Via Facsimile

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Secretary SEC
Attn:  Maria Gabriela Bianchini
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Velocity.com, Inc.
     Commission File No. 333-88277 Application for Withdrawal

Dear Secretary and Ms. Bianchini:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-88277 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 1, 1999.

Pursuant to the Registration Statement, the Registrant proposed to register three million (3,000,000) shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $11.00. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal please contact William W. "Skip" Shaw, III, President & CEO of the Registrant, at (510) 647-1625 ext. 103.

                              Sincerely,

                              Velocity.com, Inc.



                              William W. Shaw, III
                              President & CEO


Cc:  Rini Shokkos - The Nasdaq-Amex Market Group